                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)


                       American Consumer Products, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                  Common Stock with a par value of $.10 each
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 025236 10 0
                  -----------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 4 Pages

   CUSIP NO.  025236 10 0               13G                   Page 2 of 4 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JEFFREY A. COLE

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)   /  /
         Not Applicable
                                                              (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                5   SOLE VOTING POWER:  364,750
   NUMBER OF
   SHARES
   BENEFICIALLY                 6   SHARED VOTING POWER:  55,500**
   OWNED BY
   EACH
   REPORTING                    7   SOLE DISPOSITIVE POWER:  364,750
   PERSON
   WITH
                                8   SHARED DISPOSITIVE POWER:  55,500**


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         420,250

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /

         Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.01%

  12   TYPE OF REPORTING PERSON

         IN

_______________
    ** Of these 55,500 shares, 8,000 are held by my son, Joseph E.
Cole II, and 47,500 shares are owned by 31100 Solon Road, Inc., a corporation owned equally by Stephan W. Cole, Richard F. Bern and Stephan W. Cole as custodian for my son, Joseph E. Cole II, under the Ohio Transfers to Minors Act.

                                                        Page 3 of 4 Pages



                                 SCHEDULE 13G


Item 1(a).      Name of Issuer: American Consumer Products, Inc.
     ----

Item 1(b).      Address of Issuer's Principal Executive Offices:
     ----
                31100 Solon Road
                Solon, Ohio  44139

Item 2(a).      Name of Person Filing:  Jeffrey A. Cole
- ---------

Item 2(b).      Address of Principal Business Office:
- ---------
                5915 Landerbrook Drive
                Cleveland, Ohio 44124

Item 2(c).      Citizenship:  United States
- ---------

Item 2(d).      Title of Class of Securities:  Common Stock with a
- ---------       par value of $.10 each

Item 2(e).      CUSIP Number:  025236 10 0
- ---------

Item 3.         Rules 13d-1(b) and 13d-2(b):  Not Applicable
- ------

Item 4.         Ownership:
- ------          a)  Amount beneficially owned:  420,250 shares**

                b)  Percent of class:  17.01%

                c)  Number of shares as to which such person has:

                      (i)       sole power to vote or to direct the
                                vote:  364,750

                      (ii)      shared power to vote or to direct the
                                vote:  55,500***

                      (iii) sole power to dispose or to direct the disposition of: 364,750

                      (iv) shared power to dispose or to direct the disposition of: 55,500***


         ** Includes 8,000 shares owned by son, Joseph E. Cole II, and 47,500 shares owned by 31100 Solon Road, Inc., a corporation owned equally by Stephan W. Cole, Richard F. Bern and Stephan
                W. Cole as custodian for my son, Joseph E. Cole II, under the Ohio Transfers to Minors Act. I disclaim beneficial ownership of those shares held by my son and by 31100 Solon Road, Inc.

                                                        Page 4 of 4 Pages


                   *** Of these 55,500 shares, 8,000 are shares held by my son, Joseph E. Cole II, and 47,500 are shares owned by 31100 Solon Road, Inc., a corporation owned equally by Stephan W. Cole, Richard F. Bern and Stephan W. Cole as custodian for my son, Joseph E. Cole II, under the Ohio Transfers to Minors Act. If the 47,500 shares owned by 31100 Solon Road, Inc. were allocated in proportion to the ownership of that corporation, each of Stephan W. Cole, Richard F. Bern and Stephan W. Cole as custodian for Joseph E. Cole II would own one-third of the 47,500 shares or 15,833 1/3 shares each.

Item 5.                 Ownership of Five Percent or Less of a Class:  Not
- ------                  Applicable

Item 6.                 Ownership of More than Five Percent on Behalf of
- ------                    Another person:  Not Applicable

Item 7.                 Identification and Classification of the
- ------                  Subsidiary which Acquired the Security Being
                        Reported on by the Parent Holding Company:
                          Not Applicable

Item 8.                 Identification and Classification of Members
- ------                    of the Group:  Not Applicable

Item 9.                 Notice of Dissolution of Group:  Not Applicable
- ------

Item 10.                Certification:  Not Applicable
- -------

Signature.              After Reasonable inquiry and to the best of my
- ---------               knowledge and belief, I certify that the
                        information set forth in this statement is true, complete and correct.


                                /s/ Jeffrey A. Cole
                                ------------------------------
                                       Jeffrey A. Cole

February 10, 1995